September 18, 2024

Changjuan Liang
Chief Financial Officer
Nisun International Enterprise Development Group Co., Ltd
Floor 20-21, No. 55 Loushanguan Road, Changning District
Shanghai, Peoples Republic of China

       Re: Nisun International Enterprise Development Group Co., Ltd
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-37829
Dear Changjuan Liang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing